July 21, 2006

Via mail and facsimile
Mr. Robert Faber
CEO and President
Goldspring Inc.
PO Box 1118
Virginia City, NV 89440
F: (866) 471-3819

Re:	Goldspring, Inc.
		Preliminary Proxy Statement on Schedule 14A
      Filed July 17, 2006
	File No. 0-32429

		Form 10-KSB for the Fiscal Year Ended December 31, 2005
		Filed April 13, 2006

		Form 10-QSB for the Fiscal Quarter Ended March 31, 2006 Filed May 15, 2006, as amended

Dear Mr. Faber:

      We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where comments on one document or section also relate to disclosure in another document or section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. For example, amend the above mentioned Form 10-QSB to comply with any comments with respect to the
Form 10-KSB, as well as all future periodic reports.

Preliminary Proxy Statement on Schedule 14A

Proposal 1: Increase in Authorized Capital Stock

2. Please revise this proposal to better clarify whether you have any current plans, proposals or arrangements to issue any of the additional shares. For example, it remains unclear whether you plan to issue any of the additional shares as part of your pending $2.2 million financing package and mine acquisition. If so, please include all of the information required by Schedule 14A with respect to the acquisition. Refer to Note A of Schedule 14A.

Proposal 2: Approval of 2006 Stock Option and Incentive Plan

3. Pursuant to Item 10 of Schedule 14A, please provide an equity compensation plan table.

Proposal 4: Authorize the Company to Effect a Reverse Stock Split of the Company`s Common Stock in the Range of Not Less Than 1:10 and Not
More Than 1:200, as Determined in the Sole Discretion of Its Board of
Directors
4. It appears that you are proposing approval of authority for "blank check" reverse stock split ratios. Provide your analysis supporting any conclusion that the board of directors has adopted a resolution properly setting forth a proposed amendment as required by Florida or
Nevada law. Proposal 4, as it currently reads, allows the board of directors to determine at a later date whether it will effect a reverse stock split of common stock in any ratio from one-for-ten to one-for-two-hundred. Why is this procedure consistent with the requirements of Florida or Nevada law for the adoption of amendments to the articles of incorporation?

5. We call your attention to Exchange Act Rule 10b-17, which you should consult in connection with the process of implementing any reverse stock split.

6. Please disclose, in a table or other similar format, the number of shares of your common stock that will be: (i) issued and outstanding;
(ii) authorized and reserved for issuance; and (iii) authorized but unreserved as a result of the adoption of a stock split.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 26

7. We note that you identified conditions as of December 31, 2005 that you believe are significant deficiencies in internal controls.
Please advise us of whether the significant deficiencies identified constitute a material weakness(es). We note your disclosure in the
Form 10-QSB for the fiscal quarter ended March 31, 2006 that the conditions identified "might be considered material weaknesses." We may have further comment.

8. It does not appear that you have provided the disclosure required by Item 308(c) of Regulation S-B. Please disclose whether there were any changes to your internal control over financial reporting that occurred during your fourth fiscal quarter for the fiscal year ended
December 31, 2005 that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.
Please ensure to include this disclosure in all future filings in which it is required. We note this disclosure is also missing from the Form 10-QSB for the fiscal quarter ended March 31, 2006.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

9. Item 307 of Regulation S-B requires the effectiveness of the small business issuer`s disclosure controls and procedures to be evaluated as of the end of the period covered by the report, rather than as of a date "within 90 days of the filing" of the periodic report.
See
the first paragraph under section II.F.3 in Securities Act Release No. 33-8238. Please revise this language. We note that the Form 10-
KSB cited above contains the correct evaluation date.

10. Please revise to cite to the updated rules that govern disclosure controls and procedures. See Rules 13a-15(e) and 15d-15(e) for additional guidance. Also ensure that you cite the new rules in all future filings. We note that the Form 10-KSB cited above cites the correct rules.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3685 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

									Sincerely,


									Tangela S. Richter
									Branch Chief


      cc:  J. Wynn


Mr. Robert Faber
Goldspring, Inc.
July 21, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
     MAIL STOP 7010